AS FILED WITH THE
U.S. SECURITIES AND EXCHANGE COMMISSION
ON ~~APRIL 9~~JULY 3, 2024

File No. ~~812-15553~~812-15569

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

~~First~~Second Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

~~**EAGLE POINT ENHANCED INCOME TRUST**~~
~~**EAGLE POINT INSTITUTIONAL INCOME FUND**~~
~~**EAGLE POINT CREDIT MANAGEMENT LLC**~~
~~**EAGLE POINT ENHANCED INCOME MANAGEMENT LLC**~~

CION GROSVENOR INFRASTRUCTURE FUND
CION GROSVENOR MANAGEMENT, LLC
~~600 Steamboat Road, Suite 202~~
~~Greenwich, CT 06830~~
~~(203) 340-8500~~
100 Park Avenue, 25th Floor
New York, New York 10017

Please direct all communications regarding this application to:

~~Nauman S. Malik, Esq.~~
~~c/o Eagle Point Credit Management LLC~~
~~600 Steamboat Road, Suite 202~~
~~Greenwich, CT 06830~~
~~nmalik@eaglepointcredit.com~~
Patrick T. Quinn, Esq.
CION Grosvenor Infrastructure Fund
100 Park Avenue, 25th Floor
New York, New York 10017
(646) 845-2518
pquinn@cioninvestments.com

Copies to:

~~Thomas J. Friedmann, Esq.~~
~~Philip Hinkle, Esq.~~
~~Alexander Karampatsos, Esq.~~
~~Dechert LLP~~
~~One International Place, 40th Floor~~
~~100 Oliver Street~~
~~Boston, MA 02110~~

~~thomas.friedmann@dechert.com~~
~~philip.hinkle@dechert.com~~
~~alexander.karampatsos@dechert.com~~


Ryan P. Brizek, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
ryan.brizek@stblaw.com


THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF ~~64~~67 PAGES.

TABLE OF CONTENTS

I.   THE PROPOSAL...1

II   STATEMENT OF FACTS..2

    A.   Initial Funds...2

    B.   Advisers...3

    C.   Other Provisions 43

III.   EXEMPTIONS REQUESTED 43

    A.   The Multi-Class System 43

    B.   Early Withdrawal Charge 4

    C.   Asset-Based Distribution and/or Service Fees...4

IV.   COMMISSION AUTHORITY 4

V.   DISCUSSION 54

    A.   Background...54

    B.   Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act........6

    C.   Early Withdrawal Charge 910

    D.   Waivers of EWCs 1112

    E.   Asset-Based Distribution and/or Service Fees...1213

VI.   APPLICANTS' CONDITION 1314

VII.   CONCLUSION 1314

EXHIBITS

Exhibit A   Resolutions of the Initial Funds
Exhibit B   Verifications

Exhibit C   Marked Copies of the Application Showing Changes from the Final Versions of the Two
                 Applications Identified as Substantially Identical under Rule 0-5(e)(3)

IN THE MATTER OF

~~Eagle Point Enhanced Income Trust~~
~~Eagle Point Institutional Income Fund~~
~~Eagle Point Credit Management LLC~~
~~Eagle Point Enhanced Income Management LLC~~

CION GROSVENOR INFRASTRUCTURE FUND
CION GROSVENOR MANAGEMENT, LLC
100 Park Avenue, 25th Floor
New York, New York 10017
~~600 Steamboat Road, Suite 202~~
~~Greenwich, CT 06830~~
Investment Company Act of 1940 File No. ~~812-15553~~812-15569

~~FIRST~~SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT") FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.   THE PROPOSAL

~~Eagle Point Enhanced Income Trust~~ ("~~EPEIT~~CION Grosvenor Infrastructure Fund (the "Initial Fund") is a newly organized Delaware statutory trust that will operate~~s~~ as a continuously offered, registered non-diversified, closed-end management investment company and as an interval fund. ~~EPEIT is advised by Eagle Point Enhanced Income Management LLC (the "EPEIM Adviser"). Eagle Point Institutional Income Fund ("EPIIF" and together with EPEIT, the "Initial Funds") is a Delaware statutory trust registered~~ The Initial Fund will provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the "1940 Act")~~, as a continuously offered, non- diversified, closed-end management investment company that provides periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). EPIIF is advised by Eagle Point Credit Management LLC (the "EPCM Adviser" and including the EPEIM Adviser, each an "Adviser" and together, the "Advisers"). EPEIT, EPIIF~~. The Initial Fund will be advised by CION Grosvenor Management, LLC (the "Adviser"). The Initial Fund and the Adviser~~s~~ are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Initial Fund~~s~~ to issue multiple classes of shares ("Shares")[1] and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which ~~an~~the Adviser or any entity controlling, controlled by, or under common control with the Adviser~~,~~ or any successor in interest to any such entity,[2] acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the

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[1] As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of ~~EPEIT and EPIIF~~the Initial Fund (or any other registered closed-end management investment company relying on the requested order).

[2] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

~~Securities~~ Exchange Act of 1934, as amended (the "Exchange Act") (each, a "Future Fund," and together with the Initial Fund~~s~~, the "Funds").[3] Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this amended and restated application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

~~EPEIT~~The Initial Fund has filed ~~Pre-Effective Amendment No. 2 to its~~an initial registration statement on Form N-2 ~~on March 28, 2024 (File Nos. 333-274966 and 811-23909~~("Initial Registration Statement"), seeking to register ~~common shares of beneficial interest ("Shares")~~four classes of Shares, "Class I Shares," "Class S Shares," "Class D Shares" and "Class U Shares," under the 1940 Act and the Securities Act of 1933, as amended (the "Securities Act")~~. EPIIF continuously offers its Shares in connection with its registration statement (File Nos. 333-261444 and 811-23758), which was declared effective on April 18, 2022~~, each with its own fee and expense structure. If the requested relief is granted, ~~EPEIT intends to offer Class AA, Class A, Class C and~~the Initial Fund anticipates making a continuous public offering of its Class I Shares ~~and EPIIF may offer~~, Class S Shares, Class D Shares, Class U Shares and any other additional classes of ~~s~~Shares, ~~with~~ each ~~class~~ having its own fee and expense structure. ~~Each Initial Fund may offer additional classes of Shares, with each class having~~ its own fee and expense structure, pursuant to the Initial Registration Statement or a future registration statement. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund~~s~~ will only offer one class of Shares, the Class I Shares, until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of Rule 2341 (the "Sales Charge Rule") of the Financial Industry Regulatory Authority ("FINRA").[4] All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.

II. STATEMENT OF FACTS

A. Initial Fund~~s~~

~~EPEIT~~The Initial Fund is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that is structured as an interval fund pursuant to Rule 23c-3 under the 1940 Act. ~~EPEIT's primary~~The Initial Fund pursues its investment objective ~~is to generate high current income, with a secondary objective to generate capital gains. EPEIT invests in a broad range of income-oriented assets, including portfolio debt securities, strategic credit investments, and equity and junior debt tranches of collateralized loan obligations. EPEIT's allocation to the foregoing categories of investments will vary over time.~~by investing substantially all of its assets in CION Grosvenor Infrastructure Master Fund, LLC (the "Master Fund"), a Delaware limited liability company, which, like the Initial Fund, will be registered under the 1940 Act as a non-diversified, closed-end management investment company. The Master Fund will not issue multiple classes of its Shares and will not rely on the Order. Each of the Initial Fund and Master Fund has an investment objective to seek to provide long-term capital appreciation. The Master Fund anticipates that it will seek to achieve its investment objective by generating attractive risk-adjusted returns and current income through a variety of investments in infrastructure-related assets or businesses, including but not limited to investment opportunities in the transportation, renewable power generation, conventional power generation, telecommunications, digital infrastructure, midstream and energy infrastructure, regulated utilities, social infrastructure and environmental services sectors.

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[3] The terms "control," and "investment adviser" are used as defined in Section 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

[4] As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA 2341 (Investment Company Securities) consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

~~As noted above, EPEIT operates as an interval fund~~It is currently anticipated that the Initial Fund will adopt a fundamental policy to repurchase a specified percentage of their shares at per-class net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the 1940 Act~~, and EPIIF provides periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act.~~ [5] Each Future Fund will likewise ~~provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act or~~ adopt fundamental investment policies in compliance with Rule 23c-3 under the 1940 Act and make periodic repurchase offers to its shareholders.~~[5]~~ or will provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of Shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[6]

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such

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[5] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act, as amended.

[6] A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund's portfolio.

repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

B. Adviser~~s~~

~~EPEIM Adviser is a Delaware limited liability company that is under common control with the EPCM Adviser. EPEIM Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and serves as investment adviser to EPEIT pursuant to an investment management agreement (the "EPEIT Investment Management Agreement"), which has been approved by the Board of Trustees of EPEIT, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of EPEIT, and by EPEIT's initial sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act.~~

~~EPCM~~The Adviser is a Delaware limited liability company that is ~~indirectly wholly owned by Eagle Point Holdings LP. EPCM Adviser is a~~a joint venture between affiliates of Grosvenor Capital Management, L.P. ("GCMLP") and CION Investment Group, LLC ("CION") and is controlled by CION. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and will serve~~s~~ as investment adviser ~~to EPIIF~~for the Initial Fund pursuant to an investment management agreement (the "~~EPIIF~~ Investment Management Agreement"), which ~~has been~~will be approved by the Board of Trustees of ~~EPIIF~~the Initial Fund, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of ~~EPIIF~~the Initial Fund, and by ~~EPIIF's~~the Initial Fund's initial sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act.

The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the ~~EPEIT Investment Management Agreement and EPIIF~~ Investment Management Agreement. ~~EPEIM Adviser and EPCM~~ The Adviser will be responsible for managing the investment activities of ~~EPEIT and EPIIF, respectively, and the~~the Initial Fund and the Initial Fund's business affairs ~~of EPEIT and EPIIF, respectively~~.

The Adviser expects to enter into a sub-advisory agreement with respect to the Initial Fund with GCMLP, an Illinois limited partnership that is registered as an investment adviser with the Commission under the Advisers Act, to serve as the subadviser to the Initial Fund.

C. Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial classes pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

III. EXEMPTIONS REQUESTED

A. The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed to result in the issuance of a "senior security"[7] within the meaning of Section 18(g)

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[7] Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value, receive a different distribution amount or both. A class with a higher net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing

of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

B.   Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.   Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.   COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.   DISCUSSION

A.   Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.[8] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text."

[8] SEC Staff Report, *Protecting Investors: A Half Century of Investment Company Regulation* (May 1992), at 421.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors*, the staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.[9]

One exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the wide array of semi-liquid portfolio securities that currently exist. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[10] The report concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[11] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[12] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[13]

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.[14] Nonetheless, while the prime rate funds created the model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Applicants seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares, to impose EWCs and to impose distribution and/or service fees, *e.g.*, ~~Axxes Private Markets Fund, AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund~~Eagle Point Enhanced Income Trust, et al., Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, Octagon XAI CLO Income Fund~~, MainStay MacKay Municipal Income Opportunities Fund, CAZ Strategic Opportunities Fund~~ and XA Investments LLC, Meketa Infrastructure Fund and Meketa Capital, LLC, Oxford Park Income Fund, Inc.~~, Jackson~~ and Oxford Park Management, LLC, Accordant ODCE Index Fund and Accordant Investments LLC, Baseline CRE Income Fund, et. al., Polen Credit Opportunities Fund~~, Eaton Vance Floating-Rate Opportunities Fund, Brookfield Infrastructure Income Fund, Inc., and~~ and Polen Capital Credit LLC, Alpha Alternative Assets Fund and Alpha Growth Management LLC, SEI

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[9] *Id.* at 424.

[10] *Id.* at 439-40.

[11] *Id.* at 424.

[12] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[13] Investment Co. Act Rel. No. 19399 (~~April~~Apr. 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[14] *Protecting Investors*, at 439-40; Proposing Release, at 27.

Alternative Income Fund, et. al., Nomura Alternative Income Fund and Nomura Private Capital LLC, Pender Real Estate Credit Fund and Pender Capital Management, LLC, JPMorgan Private Markets Fund et al, Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, Forum Real Estate Income Fund, et al., Cadre Horizon Fund, Inc., et al., Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Monachil Credit Income Fund, et al., Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust and PGIM Private Real Estate Fund, Inc.[15]

B.   Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

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[15] See, ~~e.g., Axxes Private Markets Fund~~ Eagle Point Enhanced Income Trust, et al., Investment Co. Rel. ~~Nos. 35115 (January 26~~No. IC-35205 (May 28, 2024) (~~n~~Notice) and ~~35135 (February 21~~IC-35219 (June 25, 2024) (~~o~~Order); ~~AMG Pantheon Credit Solutions~~Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, LLC, Investment Co. Rel. No. IC-35143 (February 22, 2024) (Notice) and IC-35156 (March 19, 2024) (Order); Octagon XAI CLO Income Fund and XA Investments LLC, Investment Co. Rel. No. IC-35086 (Jan. 8, 2024) (Notice) and IC-35124 (Feb. 5, 2024) (Order); Meketa Infrastructure Fund and Meketa Capital, LLC, Investment Co. Rel. No. IC-35056 (Nov. 21, 2023) (Notice) and IC-35070 (Dec. 19, 2023) (Order); Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, Investment Co. Rel. No. IC-35052 (Nov. 21, 2023) (Notice) and IC-35069 (Dec. 19, 2023) (Order); Accordant ODCE Index Fund and Accordant Investments LLC, Investment Co. Rel. No. 35025 (September 28, 2023) (Notice) and 35038 (October 24, 2023) (Order); Baseline CRE Income Fund, et. al., Investment Co. Rel. ~~Nos. 35116 (January 26, 2024~~No. 35026 (September 28, 2023) (~~n~~Notice) and ~~35134 (February 21, 2024) (order); AB CarVal Opportunistic Credit~~35039 (October 24, 2023) (Order); Polen Credit Opportunities Fund and Polen Capital Credit LLC, Investment Co. Rel. No. 34967 (July 27, 2023) (Notice) and 34988 (August 22, 2023) (Order); Alpha Alternative Assets Fund and Alpha Growth Management LLC, Investment Co. Rel. No. 34966 (July 27, 2023) (Notice) and 34989 (August 22, 2023) (Order); SEI Alternative Income Fund, et. al., Investment Co. Rel. ~~Nos. 35095 (January~~No. 34909 (May 8, 2023) (Notice) and 34937 (June 5, 2023) (Order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. No. 34871 (March 23, ~~2024~~2023) (~~n~~Notice) and ~~35133 (February 20, 2024) (order); Octagon XAI CLO~~34889 (April 18, 2023) (Order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment Co. Rel. No. 34859 (March 16, 2023) (Notice) and 34882 (April 11, 2023) (Order); JPMorgan Private Markets Fund et al, Investment Co. Rel. No. 34846 (March 6, 2023) (Notice) and 34876 (April 3, 2023) (Order); Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, Investment Co. Rel. Nos. 34832 (February 13, 2023) (Notice) and 34852 (March 13, 2023) (Order); Forum Real Estate Income Fund, et al., Investment Co. Rel. ~~Nos. 35086 (January 8, 2024~~No. 34811 (Jan. 18, 2023) (~~n~~Notice) and ~~35124 (February 5, 2024) (order); MainStay MacKay Municipal Income Opportunities Fund, et al.,~~Investment Co. Rel. ~~Nos. 35080 (December 22, 2023) (notice) and 35092 (January 17, 2024) (order); CAZ Strategic Opportunities Fund, et al., Investment Co. Rel. Nos. 35053 (November 21, 2023) (notice) and 35072 (December 19, 2023) (order); Meketa Infrastructure Fund, et al., Investment Co. Rel. Nos. 35056 (November 21, 2023) (notice) and 35070 (December 19, 2023) (order); Oxford Park Income Fund~~No. 34834 (Feb. 14, 2023) (Order); Cadre Horizon Fund, Inc., et al., Investment Co. Rel. ~~Nos. 35052 (November 21~~No. 34801 (Jan. 10, 2023) (~~n~~Notice) and ~~35069 (December 19~~Investment Co. Rel. No. 34826 (Feb. 7, 2023) (~~o~~Order); ~~Jackson Credit Opportunities~~Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Investment Co. Rel. No. 34796 (Jan. 5, 2023) (Notice) and Investment Co. Rel. No. 34823 (Feb. 1, 2023) (Order); Monachil Credit Income Fund, et al., Investment Co. Rel. ~~Nos. 35051 (November 17, 2023) (notice) and 35066 (December 12, 2023) (order); Eaton Vance Floating-Rate Opportunities Fund, et al~~No. 34792 (Dec. 28, 2022) (Notice) and Investment Co. Rel. No. 34813 (Jan. 24, 2023) (Order); Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., Investment Co. Rel. ~~Nos. 35040 (October 25, 2023) (notice) and 35054 (November 21, 2023) (order); Brookfield Infrastructure Income Fund, Inc., et al., Investment Co. Rel. Nos. 35033 (October 18, 2023) (notice) and 35048 (November 14, 2023) (order); and Cantor Fitzgerald Sustainable Infrastructure Fund, et al., Investment Co. Rel~~. No. 34758 (Nov. 22, 2022) (Notice) and Investment Co. Rel. No. 34789 (Dec. 22, 2022) (Order); Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, Investment Co. Rel. No. 34729 (Oct. 17, 2022) (Notice) and Investment Co. Rel. No. 34751 (Nov. 15, 2022) (Order); and PGIM Private Real Estate Fund, Inc., Investment Co. Rel. No. 34434 (Dec. 3, 2021) (Notice) and Investment Co. Rel. No. 34455 (Dec. 29, 2021) (Order).

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed to result in the issuance of a "senior security"[16] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).[17] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that:

"it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: *Provided*, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends. . . ."

The multi-class system proposed herein may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

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[16] Section 18(g) of the 1940 Act defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

[17] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

By contrast, if a Fund were required to organize separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,[18] the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[19]

Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of a Fund's Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund will in many ways resemble an open-end fund in its manner of operation and in the distribution of its Shares.

In particular, the Funds will offer their Shares continuously at a price based on net asset value, plus any applicable front-end sales load. Differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.[20] Provisions regulating the

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[18] See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (~~February~~Feb. 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (~~March~~Mar. 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (~~December~~Dec. 15, 1993).

[19] See Investment Co. Act Rel. No. 20915 (~~February~~Feb. 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

[20] See ~~Axxes Private Markets Fund~~Eagle Point Enhanced Income Trust, et al., supra note 15; ~~AMG Pantheon Credit Solutions Fund~~Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15~~; AB CarVal Opportunistic Credit Fund, supra note 15~~; Octagon XAI CLO Income Fund~~, supra note 15; MainStay MacKay~~

issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Applicants are aware of the need for full disclosure of the proposed multi-class system in a Fund's prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[21] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports[22] and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.[23] Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund.[24] In addition, each Fund will contractually require that any distributor of the Fund's Shares comply with such requirements in connection with the distribution of such Fund's Shares.

~~Municipal Income Opportunities Fund, supra note 15; CAZ Strategic Opportunities Fund~~ and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; ~~Jackson Credit Opportunities Fund~~Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; ~~Eaton Vance Floating-Rate Opportunities~~Baseline CRE Income Fund, et. al., supra note 15; ~~Brookfield Infrastructure Income Fund~~Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note 15; Pender Real Estate Credit Fund and Pender Capital Management, LLC, supra note 15; JPMorgan Private Markets Fund et al, supra note 15; Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, supra note 15; Forum Real Estate Income Fund, et al., supra note 15; Cadre Horizon Fund, Inc., et al., supra note 15; Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, supra note 15; Monachil Credit Income Fund, et al., supra note 15; Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., supra note 15; Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, supra note 15; and PGIM Private Real Estate Fund, Inc., supra note 15~~, and Cantor Fitzgerald Sustainable Infrastructure Fund, supra note 15~~.

[21] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[22] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[23] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

[24]   Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[25] Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to ~~Axxes Private Markets Fund, AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund~~ Eagle Point Enhanced Income Trust, et al., Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, Octagon XAI CLO Income Fund ~~, MainStay MacKay Municipal Income Opportunities Fund, CAZ Strategic Opportunities Fund~~ and XA Investments LLC, Meketa Infrastructure Fund and Meketa Capital, LLC, Oxford Park Income Fund, Inc. ~~, Jackson~~ and Oxford Park Management, LLC, Accordant ODCE Index Fund and Accordant Investments LLC, Baseline CRE Income Fund, et. al., Polen Credit Opportunities Fund ~~, Eaton Vance Floating-Rate Opportunities Fund, Brookfield Infrastructure Income Fund, Inc., and~~ and Polen Capital Credit LLC, Alpha Alternative Assets Fund and Alpha Growth Management LLC, SEI Alternative Income Fund, et. al., Nomura Alternative Income Fund and Nomura Private Capital LLC, Pender Real Estate Credit Fund and Pender Capital Management, LLC, JPMorgan Private Markets Fund et al, Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, Forum Real Estate Income Fund, et al., Cadre Horizon Fund, Inc., et al., Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Monachil Credit Income Fund, et al., Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust and PGIM Private Real Estate Fund, Inc.[26] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.   Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed 2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution- related fees payable to a distributor, on Shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges would be paid to a distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as each Fund

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[25] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

[26] See Eagle Point Enhanced Income Trust, et al., supra note 15; Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15; Octagon XAI CLO Income Fund and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; Baseline CRE Income Fund, et. al., supra note 15; Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note 15; Pender Real Estate Credit Fund and Pender Capital Management, LLC, supra note 15; JPMorgan Private Markets Fund et al, supra note 15; Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, supra note 15; Forum Real Estate Income Fund, et al., supra note 15; Cadre Horizon Fund, Inc., et al., supra note 15; Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, supra note 15; Monachil Credit Income Fund, et al., supra note 15; Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., supra note 15; Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, supra note 15; and PGIM Private Real Estate Fund, Inc., supra note 15.

would for its Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3 (b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs.[27] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[28]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the Sales Charge Rule, governing sales loads for open-end funds and (iii) deferred sales loads are imposed in a nondiscriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[29] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of ~~each~~the Initial Fund's initial share class, the distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[30] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[31] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable

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[27] Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[28] *Id.*

[29] Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.

[30] See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

[31] See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs, as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and/or service fee limits imposed by the Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[32] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

> D.   Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[33] In light of these circumstances, the Commission believed that "it

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[32] See Eagle Point Enhanced Income Trust, et al., supra note 15; Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15; Octagon XAI CLO Income Fund and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; Baseline CRE Income Fund, et. al., supra note 15; Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note 15; Pender Real Estate Credit Fund and Pender Capital Management, LLC, supra note 15; JPMorgan Private Markets Fund et al, supra note 15; Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, supra note 15; Forum Real Estate Income Fund, et al., supra note 15; Cadre Horizon Fund, Inc., et al., supra note 15; Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, supra note 15; Monachil Credit Income Fund, et al., supra note 15; Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., supra note 15; Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, supra note 15; and PGIM Private Real Estate Fund, Inc., supra note 15.

[33] Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).

is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[34] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[35] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.   Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b--1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.[36]

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

---

[34] *Id.*

[35] Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[36] Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open- end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b-1,[37] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

> The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[38]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its Shares should be resolved by the Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire

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[37] See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (~~October~~Oct. 28, 1980).

[38] *Id.*

that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[39]

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Funds are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants' address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

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[39] See Eagle Point Enhanced Income Trust, et al., supra note 15; Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15; Octagon XAI CLO Income Fund and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; Baseline CRE Income Fund, et. al., supra note 15; Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note 15; Pender Real Estate Credit Fund and Pender Capital Management, LLC, supra note 15; JPMorgan Private Markets Fund et al, supra note 15; Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, supra note 15; Forum Real Estate Income Fund, et al., supra note 15; Cadre Horizon Fund, Inc., et al., supra note 15; Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, supra note 15; Monachil Credit Income Fund, et al., supra note 15; Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., supra note 15; Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, supra note 15; and PGIM Private Real Estate Fund, Inc., supra note 15.

[CION Grosvenor Infrastructure Fund – Signature Page to Multi-Class Exemptive Order Application]

17

EXHIBIT A

Resolutions of the ~~Boards of Trustees of~~ **Initial Sole Trustee of CION Grosvenor Infrastructure Fund**

~~Eagle Point Enhanced Income Trust~~ ~~and Eagle Point Institutional Income Fund~~

WHEREAS, the Trustee has reviewed the Fund's Multi-Class Exemptive Application (the *"Multi-Class Application"*) for an order of the SEC pursuant to Section 6(c) of the 1940 Act, granting exemptions from the provisions of Sections 18(a)(2), 18(c), 18(i) and Section 61(a) of the 1940 Act to permit the Fund, among other things, to offer multiple classes of shares; and

WHEREAS, it is advisable and in the best interest of the Fund that the Fund file the Multi-Class Application.

NOW, THEREFORE, BE IT:

RESOLVED, that the that the officers of the Fund be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Multi-Class Application;

RESOLVED, that the ~~appropriate~~ officers ~~and agents of EPIIF and EPEIT~~ be, and each of them hereby ~~are~~is, authorized, empowered and directed, in the name and on behalf of ~~EPIIF and EPEIT~~the Fund, to cause to be ~~prepared~~made, executed, delivered and filed with the ~~Securities and Exchange Commission an application for multiple class exemptive relief and any and all amendments to such application for multiple class exemptive relief, to be in such form as the officer executing the same shall approve, such approval~~SEC any amendments to the Multi-Class Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund in order to effectuate the foregoing, such determination to be conclusively evidenced by ~~his or her execution thereof~~the taking of any such action; ~~and~~

RESOLVED, that all acts and things previously done by the officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

RESOLVED, that ~~any~~the officers ~~or trustee of EPIIF and EPEIT,~~ be, and each of them hereby is, authorized, empowered and directed to ~~all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she~~certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officer may deem necessary,~~ appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the application for the order.~~ and to identify by such officer's signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

EXHIBIT B

Verifications

~~The undersigned states that he has duly executed the attached Application dated April 9, 2024 for and on behalf of Eagle Point Enhanced Income Trust in his capacity as the chief financial officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~Eagle Point Enhanced Income Trust~~

~~By: /s/ Kenneth P. Onorio Name: Kenneth P. Onorio Title: Chief Financial Officer~~

The undersigned states that he has duly executed the attached Application dated ~~April 9~~<u>July 3</u>, 2024 for and on behalf of ~~Eagle Point Institutional Income~~<u>CION Grosvenor Infrastructure</u> Fund in his capacity as ~~the chief financial officer~~<u>Initial Sole Trustee</u> of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Eagle Point Institutional Income~~<u>CION Grosvenor Infrastructure</u> Fund

By: <u>/s/</u> ~~Kenneth P. Onorio Name: Kenneth P. Onorio Title: Chief Financial Officer~~<u>Stephen Roman</u>
<u>Name: Stephen Roman</u>
<u>Title: Initial Sole Trustee</u>

The undersigned states that he has duly executed the attached Application dated ~~April 9~~<u>July 3</u>, 2024 for and on behalf of ~~Eagle Point Enhanced Income~~<u>CION Grosvenor</u> Management<u>,</u> LLC in his capacity as ~~the chief financial officer~~<u>Initial Sole Member</u> of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Eagle Point Enhanced Income~~<u>CION Grosvenor</u> Management<u>,</u> LLC

By: <u>/s/</u> ~~Kenneth P. Onorio Name: Kenneth P. Onorio Title: Chief Financial Officer~~<u>Stephen Roman</u>
<u>Name: Stephen Roman</u>
<u>Title: Initial Sole Member</u>

~~The undersigned states that he has duly executed the attached Application dated April 9, 2024 for and on behalf of Eagle Point Credit Management LLC in his capacity as the chief financial officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~**Eagle Point Credit Management LLC**~~

~~By: /s/ Kenneth P. Onorio Name: Kenneth P. Onorio Title: Chief Financial Officer~~

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Second Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements
EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

CION GROSVENOR INFRASTRUCTURE FUND
CION GROSVENOR MANAGEMENT, LLC
~~COLLER SECONDARIES PRIVATE EQUITY OPPORTUNITIES FUND~~
~~COLLER PRIVATE MARKET SECONDARIES ADVISORS, LLC~~
~~950 Third~~100 Park Avenue, 25th Floor
New York, New York ~~10022~~10017

Please direct all communications regarding this application to:

~~Richard Jason Elmhirst~~
~~Coller Secondaries Private Equity Opportunities Fund~~
~~950 Third Avenue~~
~~New York, New York 10022~~
~~(212) 644-8500~~
~~cccompliance@collercapital.com~~
Patrick T. Quinn, Esq.
CION Grosvenor Infrastructure Fund
100 Park Avenue, 25th Floor
New York, New York 10017
(646) 845-2518
pquinn@cioninvestments.com

Copies to:

~~Rajib Chanda~~Ryan P. Brizek, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
~~(202) 636-5500~~
~~rajib.chanda@stblaw.com~~
~~Nathan Somogie, Esq.~~
~~Simpson Thacher & Bartlett LLP~~
~~425 Lexington Avenue~~
~~New York, NY 10017~~

(212) 455-2851
nathan.somogie@stblaw.com

ryan.brizek@stblaw.com

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 6467 PAGES.

TABLE OF CONTENTS

I.   THE PROPOSAL..1

II.   STATEMENT OF FACTS...2

     A.   Initial Fund 2

     B.   Adviser 3

     C.   Other Provisions 3

III.   EXEMPTIONS REQUESTED 3

     A.   The Multi-Class System 3

     B.   Early Withdrawal Charge 4

     C.   Asset-Based Distribution and/or Service Fees..4

IV.   COMMISSION AUTHORITY 4

V.   DISCUSSION 4

     A.   Background...4

     B.   Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act........6

     C.   Early Withdrawal Charge ....~~9~~10

     D.   Waivers of EWCs ....~~11~~12

     E.   Asset-Based Distribution and/or Service Fees..~~11~~13

VI.   APPLICANTS' CONDITION ....~~13~~14

VII.   CONCLUSION ....~~13~~14

EXHIBITS

Exhibit A   Resolutions of the Initial Fund

Exhibit B   Verifications

Exhibit C   Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

IN THE MATTER OF

~~Coller Secondaries Private Equity Opportunities Fund~~

CION GROSVENOR INFRASTRUCTURE FUND
~~Coller Private Market Secondaries Advisors~~**CION GROSVENOR MANAGEMENT**, LLC
100 Park Avenue, 25th Floor
~~950 Third Avenue~~
New York, New York ~~10022~~ **10017**

Investment Company Act of 1940 File No. ~~812-15527~~**812-15569**

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT") FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.   THE PROPOSAL

~~Coller Secondaries Private Equity Opportunities~~CION Grosvenor Infrastructure Fund (the "Initial Fund") is a newly organized Delaware statutory trust that will operate as a continuously offered, registered non-diversified, closed-end management investment company ~~that intends to~~and as an interval fund. The Initial Fund will provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule ~~13e-4~~23c-3 under the ~~Securities Exchange~~Investment Company Act of ~~1934~~1940, as amended (the "~~Exchange~~1940 Act"). The Initial Fund will be advised by ~~Coller Private Market Secondaries Advisors~~CION Grosvenor Management, LLC (the "Adviser"). The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Initial Fund to issue multiple classes of shares ("Shares")[1] and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[2] acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each, a "Future Fund," and together with the Initial Fund, the "Funds").[3] Any of the Funds relying on this relief in the future will do so in compliance with the terms and

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[1] As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order).

[2] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] The terms "control," and "investment adviser" are used as defined in Section 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

conditions of this amended and restated application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund has filed an initial registration statement on Form N-2 ("Initial Registration Statement"), seeking to register ~~three~~four classes of ~~beneficial interest~~Shares, "Class I Shares," "Class S Shares," "Class D Shares" and "Class ~~I 2~~U Shares," under the 1940 Act and the Securities Act of 1933, as amended (the "Securities Act"), each with its own fee and expense structure. If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of its Class I~~, Class D and Class I 2 Shares~~ Shares, Class S Shares, Class D Shares, Class U Shares and any other additional classes of Shares, each having its own fee and expense structure, pursuant to the Initial Registration Statement or a future registration statement. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of Shares, the Class I Shares, until receipt of the requested relief. Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of Rule 2341 (the "Sales Charge Rule") of the Financial Industry Regulatory Authority ("FINRA").[4] All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.

II.   STATEMENT OF FACTS

A.   Initial Fund

The Initial Fund is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that ~~intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers~~is structured as an interval fund pursuant to Rule ~~13e-4~~23c-3 under the ~~Exchange~~1940 Act. The Initial Fund~~'s~~ pursues its investment objective ~~is~~by investing substantially all of its assets in CION Grosvenor Infrastructure Master Fund, LLC (the "Master Fund"), a Delaware limited liability company, which, like the Initial Fund, will be registered under the 1940 Act as a non-diversified, closed-end management investment company. The Master Fund will not issue multiple classes of its Shares and will not rely on the Order. Each of the Initial Fund and Master Fund has an investment objective to seek to provide long-term capital appreciation. ~~In pursuing~~The Master Fund anticipates that it will seek to achieve its investment objective~~, the Initial Fund intends to invest primarily in an actively managed portfolio of private equity assets. To manage the liquidity of its investment portfolio, the Initial Fund may also invest in short-term debt securities, money market instruments, cash and/or cash equivalents. Under normal circumstances, the Initial Fund expects to invest up to 20% of its assets in such liquid investments.~~ by generating attractive risk-adjusted returns and current income through a variety of investments in infrastructure-related assets or businesses, including but not limited to investment opportunities in the transportation, renewable power generation, conventional power generation, telecommunications, digital infrastructure, midstream and energy infrastructure, regulated utilities, social infrastructure and environmental services sectors.

~~If the relief requested herein is granted, the Initial Fund intends to offer Class I, Class D and Class I 2 Shares pursuant to a continuous public offering as discussed above.~~

~~As noted above,~~It is currently anticipated that the Initial Fund ~~intends to provide periodic liquidity with respect to its Shares through periodic~~will adopt a fundamental policy to repurchase a specified percentage of their shares at per-class net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to Rule

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[4] As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA 2341 (Investment Company Securities) consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

~~13e-4~~23c-3 under the ~~Exchange~~1940 Act.[5] Each Future Fund will likewise ~~provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act or~~ adopt fundamental investment policies in compliance with Rule 23c-3 under the 1940 Act and make periodic repurchase offers to its shareholders.~~5~~ or will provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of Shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[6]

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

B.   Adviser

The Adviser is a Delaware limited liability company that is a ~~wholly owned subsidiary of Coller Private Market Secondaries Holdings, LLC, which is a wholly owned subsidiary of CICAP Limited~~joint venture between affiliates of Grosvenor Capital Management, L.P. ("GCMLP") and CION Investment Group, LLC ("CION") and is controlled by CION. The Adviser is ~~a~~ registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and will serve as investment adviser ~~to~~for the Initial Fund pursuant to an investment ~~advisory~~management agreement (the "Investment ~~Advisory~~Management Agreement"), which ~~has been~~will be approved by the Board of Trustees of the Initial Fund, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of the Initial Fund, and by the Initial Fund's initial sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act. The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment ~~Advisory~~Management Agreement. The Adviser will be responsible for managing the investment activities of the Initial Fund and the Initial Fund's business affairs.

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[5] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act, as amended.

[6] A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund's portfolio.

The Adviser expects to enter into a sub-advisory agreement with respect to the Initial Fund with GCMLP, an Illinois limited partnership that is registered as an investment adviser with the Commission under the Advisers Act, to serve as the subadviser to the Initial Fund.

      C.   Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial classes pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

III. EXEMPTIONS REQUESTED

      A.   The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed to result in the issuance of a "senior security"[7] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

      B.   Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

      C.   Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

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[7] Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value, receive a different distribution amount or both. A class with a higher net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text."

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.   DISCUSSION

A.   Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.[8] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors*, the staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.[9]

One exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the wide array of semi-liquid portfolio securities that currently exist. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[10] The report concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[11] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[12] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided

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[8] SEC Staff Report, *Protecting Investors: A Half Century of Investment Company Regulation* (May 1992), at 421.

[9] *Id.* at 424.

[10] *Id.* at 439-40.

[11] *Id.* at 424.

[12] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[13]

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.[14] Nonetheless, while the prime rate funds created the model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Applicants seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares, to impose EWCs and to impose distribution and/or service fees, *e.g.*, ~~CAZ Strategic~~Eagle Point Enhanced Income Trust, et al., Coller Secondaries Private Equity Opportunities Fund~~, Mainstay MacKay Municipal Income Opportunities Fund~~ and Coller Private Market Secondaries Advisors, Octagon XAI CLO Income Fund and XA Investments LLC, Meketa Infrastructure Fund~~, Alpha Alternative Assets Fund~~ and Meketa Capital, LLC, Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, Accordant ODCE Index Fund and Accordant Investments LLC, Baseline CRE Income Fund, et. al., Polen Credit Opportunities Fund and Polen Capital Credit LLC, Alpha Alternative Assets Fund and Alpha Growth Management LLC, SEI Alternative Income Fund, et. al., Nomura Alternative Income Fund and Nomura Private Capital LLC, Pender Real Estate Credit Fund and Pender Capital Management, LLC, JPMorgan Private Markets Fund et al, Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, Forum Real Estate Income Fund, et al., Cadre Horizon Fund, Inc., et al., Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Monachil Credit Income Fund, ~~and~~et al., Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust and PGIM Private Real Estate Fund, Inc.[15]

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[13] Investment Co. Act Rel. No. 19399 (~~April~~Apr. 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[14] *Protecting Investors*, at 439-40; Proposing Release, at 27.

[15] See~~, e.g., CAZ Strategic Opportunities Fund~~ Eagle Point Enhanced Income Trust, et al., Investment Co. Rel. ~~Nos. 35053 (November~~ No. IC-35205 (May 28, 2024) (Notice) and IC-35219 (June 25, 2024) (Order); Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, LLC, Investment Co. Rel. No. IC-35143 (February 22, 2024) (Notice) and IC-35156 (March 19, 2024) (Order); Octagon XAI CLO Income Fund and XA Investments LLC, Investment Co. Rel. No. IC-35086 (Jan. 8, 2024) (Notice) and IC-35124 (Feb. 5, 2024) (Order); Meketa Infrastructure Fund and Meketa Capital, LLC, Investment Co. Rel. No. IC-35056 (Nov. 21, 2023) (~~n~~Notice) and ~~35072 (December~~IC-35070 (Dec. 19, 2023) (~~o~~Order); ~~Mainstay MacKay Municipal Income Opportunities~~Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, Investment Co. Rel. No. IC-35052 (Nov. 21, 2023) (Notice) and IC-35069 (Dec. 19, 2023) (Order); Accordant ODCE Index Fund and Accordant Investments LLC, Investment Co. Rel. No. 35025 (September 28, 2023) (Notice) and 35038 (October 24, 2023) (Order); Baseline CRE Income Fund, et. al., Investment Co. Rel. ~~Nos~~No. ~~35080~~35026 (~~D~~S~~ee~~ptember ~~22~~28, 2023) (~~n~~Notice) and ~~35092 (January 17, 2024) (order); Meketa Infrastructure Fund, et al., Investment Co. Rel. Nos. 35056 (November 21, 2023) and 35070 (December 19, 2023) (order); Alpha Alternative Assets Fund, et al., Investment Co. Rel. Nos. 34966 (July 27, 2023) (notice) and 34989 (August 22, 2023) (order~~35039 (October 24, 2023) (Order); Polen Credit Opportunities Fund~~, et al.~~ and Polen Capital Credit LLC, Investment Co. Rel. ~~Nos~~No. 34967 (July 27, 2023) (~~n~~Notice) and 34988 (August 22, 2023) (~~o~~Order); Alpha Alternative Assets Fund and Alpha Growth Management LLC, Investment Co. Rel. No. 34966 (July 27, 2023) (Notice) and 34989 (August 22, 2023) (Order); SEI Alternative Income Fund, et. al., Investment Co. Rel. ~~Nos~~No. 34909 (May 8, 2023) (~~n~~Notice) and 34937 (June 5, 2023) (~~o~~Order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. ~~Nos~~No. 34871 (March 23, 2023) (~~n~~Notice) and 34889 (April 18, 2023) (~~o~~Order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment ~~Company Act Release Nos~~Co. Rel. No. 34859 (March 16, 2023) (~~n~~Notice) and 34882 (April 11, 2023) (~~o~~Order); JPMorgan Private Markets Fund et al, Investment Co. Rel. ~~Nos~~No. 34846 (March 6, 2023) (~~n~~Notice) and 34876 (April 3, 2023) (~~o~~Order); ~~Forum Real Estate Income~~Carlyle AlpInvest Private Markets Fund and ~~Forum Capital Advisors~~AlpInvest Private Equity Investment Management, LLC, Investment Co. Rel. Nos. 34832 (February 13, 2023) (Notice) and 34852 (March 13, 2023) (Order); Forum Real Estate Income Fund, et al., Investment Co. Rel. No. 34811 (~~January~~Jan. 18, 2023) (~~n~~Notice) and Investment

B.   Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed to result in the issuance of a "senior security"[16] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).[17] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that:

"it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series:

Co. Rel. No. 34834 (~~February~~Feb. 14, 2023) (~~o~~Order); Cadre Horizon Fund, Inc., et al., Investment Co. Rel. ~~Nos~~No. 34801 (~~January~~Jan. 10, 2023) (~~n~~Notice) and Investment Co. Rel. No. 34826 (~~February~~Feb. 7, 2023) (~~o~~Order); Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Investment Co. Rel. ~~Nos~~No. 34796 (~~January~~Jan. 5, 2023) (~~n~~Notice) and Investment Co. Rel. No. 34823 (~~February~~Feb. 1, 2023) (~~o~~Order); Monachil Credit Income Fund ~~and Monachil Capital Partners LP~~, et al., Investment Co. Rel. ~~Nos~~No. 34792 (~~December~~Dec. 28, 2022) (~~n~~Notice) and Investment Co. Rel. No. 34813 (~~January~~Jan. 24, 2023) (~~o~~Order); ~~and~~ Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., Investment Co. Rel. No. 34758 (Nov. 22, 2022) (Notice) and Investment Co. Rel. No. 34789 (Dec. 22, 2022) (Order); Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, Investment Co. Rel. No. 34729 (Oct. 17, 2022) (Notice) and Investment Co. Rel. No. 34751 (Nov. 15, 2022) (Order); and PGIM Private Real Estate Fund, Inc., Investment Co. Rel. No. 34434 (Dec. 3, 2021) (Notice) and Investment Co. Rel. No. 34455 (Dec. 29, 2021) (Order).

[16] Section 18(g) of the 1940 Act defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

[17] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . ."

The multi-class system proposed herein may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,[18] the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[19]

Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of a Fund's Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of

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[18] See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (~~February~~Feb. 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (~~March~~Mar. 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (~~December~~Dec. 15, 1993).

[19] See Investment Co. Act Rel. No. 20915 (~~February~~Feb. 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund will in many ways resemble an open-end fund in its manner of operation and in the distribution of its Shares.

In particular, the Funds will offer their Shares continuously at a price based on net asset value, plus any applicable front-end sales load. Differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.[20] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Applicants are aware of the need for full disclosure of the proposed multi-class system in a Fund's prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[21] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports[22] and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.[23] Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and

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[20] See ~~CAZ Strategic Opportunities Fund~~Eagle Point Enhanced Income Trust, et al., supra note 15~~, Mainstay MacKay Municipal Income~~; Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15; Octagon XAI CLO Income Fund and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; Baseline CRE Income Fund, et. al., supra note 15; Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15~~; Polen Credit Opportunities Fund, supra note 15~~; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note 15; Pender Real Estate Credit Fund and Pender Capital Management, LLC, supra note 15; JPMorgan Private Markets Fund et al, supra note 15; Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, supra note 15; Forum Real Estate Income Fund, et al., supra note 15; Cadre Horizon Fund, Inc., et al., supra note 15; Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, supra note 15; Monachil Credit Income Fund, et al., supra note 15; ~~and~~ Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., supra note 15; Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, supra note 15; and PGIM Private Real Estate Fund, Inc., supra note 15.

[21] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[22] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[23] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

revenue sharing arrangements, as if those requirements applied to each Fund.[24] In addition, each Fund will contractually require that any distributor of the Fund's Shares comply with such requirements in connection with the distribution of such Fund's Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[25] Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to ~~CAZ Strategic~~Eagle Point Enhanced Income Trust, et al., Coller Secondaries Private Equity Opportunities Fund~~, Mainstay MacKay Municipal Income Opportunities Fund~~ and Coller Private Market Secondaries Advisors, Octagon XAI CLO Income Fund and XA Investments LLC, Meketa Infrastructure Fund~~, Alpha Alternative Assets Fund~~ and Meketa Capital, LLC, Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, Accordant ODCE Index Fund and Accordant Investments LLC, Baseline CRE Income Fund, et. al., Polen Credit Opportunities Fund and Polen Capital Credit LLC, Alpha Alternative Assets Fund and Alpha Growth Management LLC, SEI Alternative Income Fund, et. al., Nomura Alternative Income Fund and Nomura Private Capital LLC, Pender Real Estate Credit Fund and Pender Capital Management, LLC, JPMorgan Private Markets Fund et al, Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, Forum Real Estate Income Fund, et al., Cadre Horizon Fund, Inc., et al., Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Monachil Credit Income Fund, ~~and~~et al., Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust and PGIM Private Real Estate Fund, Inc.[26] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.   Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval

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[24]   "Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016)."

[25] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

[26] See Eagle Point Enhanced Income Trust, et al., supra note 15; Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15; Octagon XAI CLO Income Fund and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; Baseline CRE Income Fund, et. al., supra note 15; Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note 15; Pender Real Estate Credit Fund and Pender Capital Management, LLC, supra note 15; JPMorgan Private Markets Fund et al, supra note 15; Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, supra note 15; Forum Real Estate Income Fund, et al., supra note 15; Cadre Horizon Fund, Inc., et al., supra note 15; Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, supra note 15; Monachil Credit Income Fund, et al., supra note 15; Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., supra note 15; Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, supra note 15; and PGIM Private Real Estate Fund, Inc., supra note 15.

fund to deduct from repurchase proceeds only a repurchase fee, not to exceed 2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution-related fees payable to a distributor, on Shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges would be paid to a distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as each Fund would for its Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs.[27] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[28]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the Sales Charge Rule, governing sales loads for open-end funds and (iii) deferred sales loads are imposed in a nondiscriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[29] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of the Initial Fund's initial share class, the distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing

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[27] Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[28] *Id.*

[29] Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.

EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[30] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[31] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs, as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and/or service fee limits imposed by the Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[32] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

      D.   Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant

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[30] See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

[31] See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

[32] See Eagle Point Enhanced Income Trust, et al., supra note 15; Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15; Octagon XAI CLO Income Fund and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; Baseline CRE Income Fund, et. al., supra note 15; Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note 15; Pender Real Estate Credit Fund and Pender Capital Management, LLC, supra note 15; JPMorgan Private Markets Fund et al, supra note 15; Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, supra note 15; Forum Real Estate Income Fund, et al., supra note 15; Cadre Horizon Fund, Inc., et al., supra note 15; Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, supra note 15; Monachil Credit Income Fund, et al., supra note 15; Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., supra note 15; Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, supra note 15; and PGIM Private Real Estate Fund, Inc., supra note 15.

promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[33] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[34] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[35] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.   Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.[36]

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead,

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[33] Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).

[34] *Id.*

[35] Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[36] Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b-1,[37] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

> The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[38]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its Shares should be resolved by the Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.   APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.   CONCLUSION

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[37] See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (~~October~~Oct. 28, 1980).

[38] *Id.*

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[39]

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants' address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

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[39] See Eagle Point Enhanced Income Trust, et al., supra note 15; Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15; Octagon XAI CLO Income Fund and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; Baseline CRE Income Fund, et. al., supra note 15; Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note 15; Pender Real Estate Credit Fund and Pender Capital Management, LLC, supra note 15; JPMorgan Private Markets Fund et al, supra note 15; Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, supra note 15; Forum Real Estate Income Fund, et al., supra note 15; Cadre Horizon Fund, Inc., et al., supra note 15; Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, supra note 15; Monachil Credit Income Fund, et al., supra note 15; Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., supra note 15; Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, supra note 15; and PGIM Private Real Estate Fund, Inc., supra note 15.

~~COLLER SECONDARIES PRIVATE EQUITY OPPORTUNITIES~~CION GROSVENOR INFRASTRUCTURE FUND

Dated: ~~February 5~~ July 3, 2024

By: /s/ ~~Richard Jason Alexander Elmhirst~~Stephen Roman

Name: ~~Richard Jason Alexander Elmhirst~~ Stephen Roman

Title: ~~President~~Initial Sole Trustee

~~COLLER PRIVATE MARKET SECONDARIES ADVISORS~~CION GROSVENOR MANAGEMENT, LLC

Dated: ~~February 5~~July 3, 2024

By: /s/ ~~Richard Jason Alexander Elmhirst~~Stephen Roman

Name: ~~Richard Jason Alexander Elmhirst~~Stephen Roman

Title: ~~President~~Initial Sole Member

~~Coller Secondaries Private Equity Opportunities~~[CION Grosvenor Infrastructure Fund – Signature Page to Multi-Class Exemptive Order Application]

16

EXHIBIT A

Resolutions of the Initial Sole Trustee of CION Grosvenor Infrastructure Fund

WHEREAS, the Trustee has reviewed the Fund's Multi-Class Exemptive Application (the *"Multi-Class Application"*) for an order of the SEC pursuant to Section 6(c) of the 1940 Act, granting exemptions from the provisions of Sections 18(a)(2), 18(c), 18(i) and Section 61(a) of the 1940 Act to permit the Fund, among other things, to offer multiple classes of shares; and

WHEREAS, it is advisable and in the best interest of the Fund that the Fund file the Multi-Class Application.

NOW, THEREFORE, BE IT:

RESOLVED, that the that the officers of the Fund be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Multi-Class Application;

RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Multi-Class Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;

RESOLVED, that all acts and things previously done by the officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officer may deem necessary and to identify by such officer's signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

EXHIBIT B

Verifications

The undersigned states that he has duly executed the attached Application dated July 3, 2024 for and on behalf of CION Grosvenor Infrastructure Fund in his capacity as Initial Sole Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CION Grosvenor Infrastructure Fund

By: /s/ Stephen Roman
Name: Stephen Roman
Title: Initial Sole Trustee

The undersigned states that he has duly executed the attached Application dated July 3, 2024 for and on behalf of CION Grosvenor Management, LLC in his capacity as Initial Sole Member of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CION Grosvenor Management, LLC

By: /s/ Stephen Roman
Name: Stephen Roman
Title: Initial Sole Member

EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)